Exhibit 99.1

VIA SEDAR

May 19, 2011

To the securities regulatory authorities
of each of the Provinces of Canada

Dear Sirs/Mesdames:

RE: Aeterna Zentaris Inc. Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”)

Following the annual meeting of shareholders of Aeterna Zentaris Inc. (the “Corporation”) held on May 18, 2011 (the “Meeting”), and in accordance with Section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting:

Item Voted Upon	Voting Result

1. Election of Directors:	• The nominees proposed by management were elected by a majority of shareholders on a show of hands.

2. Appointment of PricewaterhouseCoopers LLP as the Corporation’s auditors:	• PricewaterhouseCoopers LLP were appointed as the Corporation’s auditors and the directors were authorized to determine their remuneration by a majority of shareholders on a show of hands.

3. A special resolution to approve the filing of articles of amendment to permit shareholder meetings to be held outside Canada:

•                  The resolution described at item 3 hereof authorizing the filing of articles of amendment to permit shareholder meetings to be held outside Canada was approved by 98.41% of the Corporation’s shareholders on a vote by way of ballot.

4. An ordinary resolution to approve, ratify and confirm the Corporation’s new By-Law One:	• The resolution described at item 4 hereof approving, ratifying and confirming the Corporation’s new By-Law One was approved by 90.46% of the Corporation’s shareholders on a vote by way of ballot.

Trusting the whole is to your satisfaction, we remain,

Yours truly,

(Signed)

Elliot Shapiro

Corporate Secretary